AMENDMENT

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-52624

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOX CHASE CAPITAL PARTNERS , LLC

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

167 MAIN STREET (No. and Street)

METUCHEN (City) NEW JERSEY (state) 08840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T REMUS, CPA (609) 540-1751 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

2663 Nottingham Way PO Box 2555 (Address) Hamilton Square (City) NJ (state) 086390 (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Anthony Cianci swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox Chase Capital Partners, LLC as of December 31 20 09, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public

DONALD W. POLLARD
NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES 6/4/2013

Signature

President
Title

This report** contains (check all applicable boxes):

[X] (a) Facing page
[ ] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[ ] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fox Chase Capital Partners, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1 - Revised
Year Ended December 31, 2009

NET CAPITAL		
Members Equity	$	970,688
Total Credits		970,688
Debits		
Prepaid expenses		15,295
Equipment less accumulated depreciation		-
Haircuts - stocks		135,354
- undue concentration		121,347
- Corporate bond		2,739
Total Debits		274,735
NET CAPITAL	$	695,953

CAPITAL REQUIREMENTS		
6 2/3 % of aggregate indebtedness	$	25,865
Minimum capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000.)		100,000
Net capital in excess of requirements	$	595,953
Ratio of Aggregate Indebtedness to Net Capital		.56 to 1

The accompanying notes are an integral part of the financial statements.

Fox Chase Capital Partners, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1 Revised
Year Ended December 31, 2009

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2009)
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital per Focus Report	$	672,323	
Net Capital, per above		695,953	
Difference	$	(23,630)	(1)
(1) Audit Adjustment AA1 Commissions Contractor	$	(20,000)	
Audit Adjustment AA4 Professional fees - accounting		(3,600)	
	$	23,600	
Difference	$	30	

The accompanying notes are an integral part of the financial statements.

Fox Chase Capital Partners, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended
December 31, 2009

Note 6. Net Capital Requirements - Revised:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $695,953., which was $595,953. in excess of its required minimum net capital of $100,000. The Company's net capital ratio was .56 to 1.